

Mail Stop 3561

May 25, 2016

Via E-mail
Carlos Brito
Chief Executive Officer
Anheuser-Busch InBev SA/NV
Rue Royale 97, 4th Floor
1000 Brussels, Belgium

 Re: **Newbelco SA/NV**
 Amendment No. 2
 Draft Registration Statement on Form F-4
 Submitted May 16, 2016
 CIK No. 0001668717

Dear Mr. Brito:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Exhibit 5.1

1. We note your statement in section 2(g) that "this opinion may only be relied upon on the express condition that any issues relating to its interpretation or any liability or obligation arising hereunder will be governed by Belgian law." Please remove this provision. The obligation to file this opinion arises under U.S. law, and it is inappropriate for counsel to include a provision that may operate as a disclaimer or waiver of rights. See Exchange Act Section 29(a). Additionally we note section 3(e) of Exhibit 8.2. Please also revise the tax opinion.

<u>Exhibit 8.1</u>

2.   We note the revised disclosure continues to reference that "such discussion of those consequences, insofar as it summarizes United States federal income tax law" is the opinion of counsel. Please revise, as a summary of the law is not sufficient. For guidance, see Section III.C.2 of Staff Legal Bulletin 19. Please revise similar language in Exhibit 8.2.

      You may contact Jonathan Burr at (202) 551-5833 or Pamela Howell at (202) 551-3357 if you have any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: George H. White
          Sullivan & Cromwell LLP